Exhibit 99.1

Telesat enters strategic partnership with Government of Canada and MDA Space to deliver next-generation military satellite communications solution

OTTAWA, CANADA – December 9, 2025 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced a strategic partnership agreement among the Government of Canada, Telesat Corporation and MDA Space to develop and deliver a multi-frequency, Arctic military satellite communications (MILSATCOM) capability to the Canadian Armed Forces.

Leveraging over 55 years of satellite engineering and operations excellence, Telesat will play a pivotal role in delivering a state-of-the-art MILSATCOM architecture for Canada’s Enhanced Satellite Communications Project – Polar (ESCP-P). The narrowband and wideband solution will strengthen and safeguard Canada’s Arctic sovereignty while bolstering Canada’s NORAD and NATO commitments.

The execution of the ESCP-P procurement is being led by the newly formed Defence Investment Agency (DIA), leveraging a strategic partner model that will harness industry and government expertise in the design, development and delivery of advanced defence programs on a meaningfully accelerated timeline.

The strategic partnership agreement follows an extensive industry engagement process – anchored by Requests for Information (RFI) submissions – and reflects the government’s confidence in Telesat’s engineering excellence and decades-long track record in supporting mission-critical Arctic connectivity for the Canadian Armed Forces.

The ESCP-P project represents a multi-billion dollar investment by Canada and will act as a catalyst for significant investment, job creation and economic growth in Canada through its world-class space supply chain.

Canada’s Industrial and Technological Benefits (ITB) Policy will apply to ESCP-P, ensuring the project advances innovation, strengthens Canada’s domestic defence and space sectors, and creates high-value jobs for Canadians. By applying the ITB Policy, this partnership will bring together stakeholders across Canada’s space sector, including small and medium-sized businesses. This collaboration will increase economic benefits and further strengthen Canada’s capabilities in space and defence.

Quotes:

“For decades, Telesat has proudly supported the mission-critical connectivity needs of the Canadian Armed Forces. Along with MDA Space, we are honoured to be chosen as strategic partners in modernizing Canada’s defence capabilities and expanding secure, resilient communications infrastructure. We commend the government’s forward-thinking approach to defence procurement—one that harnesses industry expertise, innovation, and investment to accelerate deployment of a secure, multi-frequency architecture that strengthens Arctic security and safeguards Canadian sovereignty.”

Dan Goldberg

President and CEO, Telesat

“Today’s announcement underscores Canada’s commitment to equipping our military with the tools it needs to operate effectively in the North and beyond. Through this strategic investment in military satellite communications, we are not only strengthening the Canadian Armed Forces’ ability to maintain secure, reliable communications in remote regions, but also supporting innovation and job creation across Canada. This project reflects how modern, forward-looking procurement can deliver both operational excellence and long-term economic benefits for Canadians.”

The Honourable Joël Lightbound

Minister of Government Transformation, Public Works and Procurement

“The Enhanced Satellite Communications Project – Polar marks a critical advancement for Canada’s defence and sovereignty, particularly across our Arctic and northern regions. By investing in cutting-edge satellite communications, we are providing the Canadian Armed Forces with secure, resilient, and modern capabilities—allowing them to safeguard our airspace, respond quickly to emerging threats, and support communities throughout the Arctic and the North.

This investment also reaffirms Canada’s steadfast commitment to our key partners, including the North American Aerospace Defense Command and the North Atlantic Treaty Organization. And it underscores our determination to meet our sovereign defence objectives as outlined in Canada’s defence policy, Our North, Strong and Free.”

The Honourable David McGuinty

Minister of National Defence

“I am proud to announce the strategic partnership for the Enhanced Satellite Communications Project – Polar, led by the Defence Investment Agency, as part of my mandate to deliver the capabilities the Canadian Armed Forces need to protect our sovereignty. This investment to strengthen our Arctic security and operations will be supported by Canadian expertise and will create high-quality jobs across the country. In collaboration with Canadian industry partners Telesat and MDA Space, the project will deliver robust and secure military satellite communications capabilities that ensure our forces remain connected across vast and remote regions.”

The Honourable Stephen Fuhr

Secretary of State (Defence Procurement)

“This strategic partnership for the Enhanced Satellite Communications Project – Polar will advance Canada’s sovereign satellite communications capabilities, which are vital for reliable Arctic operations and national security. Through the Industrial and Technological Benefits Policy, this project will create high-value jobs, drive targeted investments and strengthen innovation across Canada’s space and defence sectors, including small and medium-sized businesses. We’re investing in Canadian expertise, capacity and leadership in space technologies to advance and compete on the global stage.”

The Honourable Mélanie Joly

Minister of Industry and Minister responsible for Canada Economic Development for Quebec Regions

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Investor Relations Contact:

James Ratcliff

+1 613 748 8424

ir@telesat.com

Telesat Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the word “will,” or similar expressions, are forward-looking statements. Examples of forward-looking statements in this press release include, among others, statements made with respect to the development and delivery of MILSATCOM capability to the Canadian military and the role that Telesat will play in Canada’s ESCP-P.

In addition, Telesat or its representatives have made or may make, orally or in writing, forward-looking statements, or provide forward looking information, which may be included in, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, among other documents, and news releases or oral statements made with the approval of an authorized executive officer of Telesat.

These forward-looking statements and forward looking information are not guarantees of future performance or events, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from the expectations expressed, implied or forecasted in the forward-looking statements and forward looking information.

Known risks and uncertainties that could cause actual results to differ materially from those expressed in this press release include but are not limited to: risks associated with the structure of how the ESCP-P projects will be developed, implemented and delivered, including how capital may be invested in or through Telesat, if at all, or other entities; risks associated with entering into a strategic partnership, including dependence on strategic partners; risks that the strategic partnership will not be finalized or achieve its stated purpose; risks that the proposed goals of the strategic partnership will cost more than anticipated; general political and economic risks; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required; risks associated with financial factors, including swings in the global financial markets, access to capital to implement our strategy and to refinance our GEO debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; competition; and risks associated with domestic and foreign government regulation, including government restrictions and regulations.

In developing the forward-looking statements and forward-looking information included in this press release, in addition to the risks and uncertainties noted above, Telesat has taken into consideration a number of material factors or assumptions, including: anticipated costs and expenses; Telesat’s ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; Telesat’s ability to develop significant commercial and operational capabilities; access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; and the ability to expand Telesat’s existing satellite utilization.

The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2024 that was filed on March 27, 2025 with the SEC and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.

All statements made in this news release are made only as of the date set forth at the beginning of this news release. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

4